News Release

TSX, NYSE-MKT
Symbol: NCQ

NovaCopper Reports Initial NI 43-101 Resource
in the Bornite Deposit in Ambler Mining District of Alaska

Indicated Resource in Ruby Creek Zone of 180 Million Pounds of Copper

Inferred Resource of 885 Million Pounds of Copper

Active Drilling Continues with Four Rigs Operating on the Project

July 18, 2012 - Vancouver, British Columbia - NovaCopper Inc. (TSX, NYSE-MKT: NCQ) ("NovaCopper” or "the Company”) is pleased to announce the release of an initial NI 43-101 compliant resource for the Ruby Creek Zone of the Bornite deposit for its Upper Kobuk Mineral Project (“UKMP”) located in the highly prospective Ambler mining district of northwest Alaska. In October, 2011, NovaCopper and NANA Regional Corporation Inc., an Alaskan Native Corporation, entered into a progressive agreement founded on the unification and cooperative development of the UKMP which includes the Bornite carbonate-hosted copper deposit and the Arctic poly-metallic Volcanogenic Massive Sulfide (“Arctic VMS”) deposit (PEA released October 19, 2011 by NovaGold Resources Inc. and updated PEA filed by NovaCopper on April 24, 2012).

Highlights

  At a 0.5% copper cutoff grade, the Ruby Creek Zone of the Bornite deposit contains Indicated Resources of 6.8 million tonnes at 1.19% Cu or 178.7 million lbs of contained copper (please see Table 1 for details).
  At a 0.5% copper cutoff grade, the Ruby Creek Zone contains Inferred Resources of 47 million tonnes of 0.84% Cu or 883.2 million lbs of contained copper (please see Table 1 for details).
  The above resources are in addition to the earlier announced resources on the Company’s Arctic VMS deposit (please see Table 2 for details).

It is important to note that the Ruby Creek Zone resource of the Bornite deposit DOES NOT include any part of the highly prospective South Reef target located roughly 600 meters east of the Ruby Creek Zone resource. Exploration drilling at South Reef encountered exceptional copper values including: DH-187 which intersected 178.0 meters grading 4.01% copper, including a 34.7 meter section grading 12.03% copper; and DH-194 which intersected 110.6 meters of 2.64% copper – none of the drilling on the South Reef target has been included in the current Ruby Creek Zone resource estimate. Additional drilling is currently underway to obtain sufficient data for the preparation of a NI 43-101 compliant resource estimate for the South Reef target.

Table 1. Bornite Deposit - Ruby Creek Zone Resources

	Indicated			Inferred
cutoff %Cu	Tonnes (millions)	Grade % Cu	Pounds (millions)	Tonnes (millions)	Grade % Cu	Pounds (millions)
0.3	9.0	1.00	198.6	74.3	0.68	1113.3
0.5	6.8	1.19	178.7	47.7	0.84	883.2
1.0	2.4	2.03	109.3	11.4	1.31	329.8
1.5	1.0	3.26	71.6	1.9	1.94	82.8
2.0	0.6	4.49	55.0	0.5	2.65	30.3
  Base Case is 0.5% Cu cut-off grade
  Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability. There is no certainty that all or any part of the Mineral Resources will be converted into Mineral Reserves.
  Resources stated as contained within a potentially economic resource limiting pit shell using metal price of US$3.00 per lb Cu, mining costs of US$1.50 per tonne, processing costs of US$10.00 per tonne, 100% recoveries and an average pit slope of 45 degrees.
  Mineral resource tonnage and contained metal have been rounded to reflect the accuracy of the estimate, and numbers may not add due to rounding.

“This is an excellent start to NovaCopper's life as a public company,” said Mr. Rick Van Nieuwenhuyse, NovaCopper’s President and Chief Executive Officer. “One percent copper grades in a potentially open-pit resource are rare occurrences these days, as is the addition of over a billion pounds of copper resources to an already robust inventory of two billion pounds of copper resources. These results take us a step further in proving our thesis that Ambler represents a district-wide "string of pearls". Thus, while we are very excited by the initial resources identified at the Ruby Creek Zone, management is confident that the endowment at Bornite can be substantially expanded, particularly on our second target in the Upper Kobuk."

Mr. Van Nieuwenhuyse continued: "Ambler is clearly emerging as one of the most significant copper-dominant districts in the world. In this respect, it is important to note that Ambler is in a part of the world that embodies jurisdictional safety at a time when increasing resource nationalism has created investor insecurity in many of the world's largest copper producing regions. With the strong conviction that we have the right project in the right place, we are looking forward to expanding on our resource base and continuing to advance Ambler with an aggressive exploration program in 2012.”

In 2011, NovaCopper drilled 2,564 meters of core in six verification diamond drill holes in the Ruby Creek Zone which had been discovered and explored by Kennecott over a 40-year tenure on the property. The 2011 Ruby Creek program accomplished the following: 1) confirmed and verified the historical mineralization identified by Kennecott; 2) re-logged previously drilled holes by Kennecott; and 3) re-interpreted the geologic and mineralization model appropriate for a low-grade open-pit resource rather than a high-grade underground resource as was the focus of Kennecott. A NI 43-101 Technical Report on the Ruby Creek Zone at the Bornite deposit will be filed on Sedar within 45 days.

Mineralization in the Ruby Creek Zone occurs as two discrete strata bound lenses: a Lower Reef which outcrops and dips approximately 30 degrees to the northeast; and an Upper Reef lying roughly 150 meters above the Lower Reef stratigraphy and which includes a small high-grade zone named the No.1 Orebody by Kennecott. Mineralization is hosted by a Devonian age carbonate sequence containing broad zones of silica-dolomite alteration and associated sulfide mineralization including bornite, chalcopyrite, chalcocite occurring as disseminations and vein stockworks as well as crackle and mosaic breccia fill and locally massive to semi-massive replacement bodies.

In late 2011, NovaCopper contracted BD Resource Consulting Inc. to estimate a resource for the Ruby Creek Zone at Bornite. Table 1 reports resources for the Ruby Creek Zone at various cut-off grades with a 0.5% Cu used as a base case cut-off for potentially exploitable open pit resources. Indicated Resources for the Ruby Creek Zone at a 0.5% Cu cut-off are 6.8 million tonnes at 1.19% Cu. Inferred Resources for the Ruby Creek Zone at a 0.5% Cu cut-off are 47.7 million tonnes at 0.84% Cu. As required under NI 43-101, reasonable prospects for economic viability of the mineral resources have been exhibited by the application of a resource limiting pit shell built about copper grades in the model using a projected metal price of US$3.00 per lb Cu, mining costs of US$1.50 per tonne, processing costs of US$10.00 per tonne, 100% recoveries and an average pit slope of 45 degrees.

The Ruby Creek Zone estimation utilized five-meter compositing of assays from 195 drill holes completed between 1961 and 2011. Estimated blocks were 5 x 5 x 5 meters on a side. Hard boundaries (no mixing of data between domains) were established between three domains (phyllite, carbonate, and massive sulfide).

The interpolation used ordinary kriging with a maximum of 2 composites from a single drill hole and a minimum of 1 composite to a maximum of 12 composites to estimate the grade in a block. Classification criteria for estimated blocks required 2 composites from 2 drill holes averaging <50m in distance from the block for classification as Indicated Resource. Classification criteria for Inferred resources blocks required 2 composites from 2 drill holes averaging <88m in distance from the estimated block. Due to the local high-grade nature of mineralization in the Ruby Creek Zone, samples >10% copper were limited in their influence to an area of 20 x 20 x 10 meters in effect capping the high-grade mineralization. This methodology effectively removed 14% of the contained copper in the model.

The Ruby Creek Zone remains open and will be focus of continued resource expansion. Significant potentially mineralized material has been suggested by the development of the resource estimate and drilling will be undertaken to test the prospective areas.

In June the Company announced the beginning of its 2012 UKMP exploration program in the Ambler mining district with a focus on the Bornite portion of the property. Four rigs are currently drilling with the goal of completing 15-18,000 meters of diamond drilling in two principal areas:

  The South Reef and Ruby Creek Zones at Bornite where drilling in 2011 encountered very significant thicknesses of high-grade copper mineralization; and

  The Sunshine deposit, a satellite polymetallic VMS deposit located 12 kilometers west of the Arctic VMS deposit where previous drilling identified significant intersections of massive sulfide mineralization in the same stratigraphic horizon as the Arctic deposit.

Exploration efforts at the UKMP have already identified the high-grade Arctic VMS deposit containing 19.4 million tonnes of Indicated Resource grading approximately 4% copper, 6% zinc, 0.9% lead, 60 g/t silver and 0.8 g/t gold and 11.4 million tonnes of Inferred Resource grading approximately 3.5% copper, 5% zinc, 0.8% lead, 47 g/t silver and 0.6 g/t gold.

Table 2. Mineral Resource Statement for the Arctic Deposit, Kobuk, Alaska

Category	Zone	Tonnage (kt)	Metal Grades					Contained Metal
			Cu (%)	Au (g/t)	Ag (g/t)	Zn (%)	Pb (%)	Cu (klb)	Au (koz)	Ag (koz)	Zn (klb)	Pb (klb)
Indicated	1	5,667	4.50	0.91	63.39	6.15	1.06	562,238	165	11,549	767,839	131,817
	2	3,792	4.55	0.52	50.79	6.05	0.97	380,495	63	6,193	505,486	81,223
	3	2,448	3.56	0.67	53.69	5.56	0.91	191,960	53	4,226	299,991	49,137
	4	7,020	3.57	0.96	65.18	5.68	0.96	552,858	216	14,711	879,669	149,032
	11	517	4.16	0.25	32.86	3.32	0.34	47,407	4	546	37,857	3,859
	Total	19,445	4.05	0.80	59.55	5.81	0.97	1,734,958	501	37,226	2,490,842	415,068
Inferred	0	1,242	2.16	0.35	4.14	2.19	0.70	59,013	14	165	59,879	19,097
	1	2,918	3.82	0.70	53.83	5.53	0.92	245,933	66	5,050	355,508	59,425
	2	1,386	4.16	0.39	45.43	5.90	0.79	127,207	18	2,025	180,283	24,114
	3	1,177	3.99	0.47	48.45	5.04	0.61	103,633	18	1,833	130,809	15,751
	4	4,313	3.18	0.84	55.33	4.88	0.83	302,354	116	7,672	463,893	79,326
	11	373	4.25	0.29	33.66	3.30	0.35	34,930	3	404	27,118	2,904
	Total	11,409	3.47	0.64	46.75	4.84	0.80	873,070	235	17,149	1,217,489	200,616
  Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability. There is no certainty that all or any part of the Mineral Resources will be converted into Mineral Reserves.
  Resources stated as contained within a potentially economically minable underground shapes above a US$75.00/t NSR cut-off.
  NSR calculation is based on assumed metal prices of US$2.50/lb for copper, US$1,000/oz for gold, US$16.00/oz for silver, US$1.00/lb for zinc and US$1.00/lb for lead. A mining cost of US$45.00/t and combined processing and G&A costs of US$31.00 were assumed to form the basis for the resource NSR cut-off determination. Note these metal prices and operating costs may differ from those used for the cash flow model.
  Mineral resource tonnage and contained metal have been rounded to reflect the accuracy of the estimate, and numbers may not add due to rounding.

Scott Petsel, P.Geo. (UKMP Project Manager) is a qualified person as defined by NI 43-101 and has reviewed and accepts responsibility for the technical information contained within this press release. Mr. Bruce Davis, FAusIMM, the president of BD Resource Consulting Inc. and the author of the technical report, is an independent “qualified person”, within the meaning of National Instrument 43-101, Standards of Disclosure for Mineral Projects (NI 43-101).

Neither Bruce Davis of BD Consulting nor any associates employed in the preparation of the Technical Report (“Consultants”) have any beneficial interest in NovaCopper. These Consultants are not insiders, associates, or affiliates of NovaCopper. The results of this Technical Report are not dependent upon any prior agreements concerning the conclusions to be reached, nor are there any undisclosed understandings concerning any future business dealings between NovaCopper and the Consultants. The Consultants are to be paid a fee for their work in accordance with normal professional consulting practices.

The Ambler district is one of the richest and most-prospective known copper districts located in one of the safest geopolitical jurisdictions in the world. It hosts world-class VMS deposits that contain copper, zinc, lead, gold and silver, and carbonate replacement deposits rich in copper, but also containing significant amounts of cobalt and silver. In 2011, exploration efforts were focused on two deposits in the Ambler district – the Arctic VMS deposit with ~7% copper-equivalent grades1 and the Bornite carbonate replacement deposit. The Arctic deposit had a post-tax net present value of between approximately $500 million and $1.0 billion, depending on metal price assumptions in the Preliminary Economic Assessment (“PEA”) filed April 24, 20122. The PEA is preliminary in nature and included inferred mineral resources that are considered too speculative geologically to have the economic characteristics applied to them that would enable them to be categorized as mineral reserves. There is no certainty that the PEA will be realized.

___________________________
1 The Ambler copper-equivalent resource is calculated using the following metals price assumptions: (in USD) $3.93/lb Cu, $1,815/oz Au, $40.55/oz Ag, $0.98/lb Zn, and $1.08/lb Pb.
2 NovaCopper filed a PEA for the Ambler Project on April 24, 2012 entitled “NI 43-101 Preliminary Economic Assessment Ambler Project Kobuk, AK” Report March 9, 2012. It is available for download on NovaCopper’s website at www.novacopper.com, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

To access the latest updated Company information, please visit www.novacopper.com.

About NovaCopper

NovaCopper is a base metals exploration company focused on exploring and developing the Ambler mining district, which hosts world-class VMS deposits containing copper, zinc, lead, gold and silver and carbonate replacement deposits containing copper, cobalt and silver. It is one of the richest and most-prospective known copper districts located in one of the safest geopolitical jurisdictions in the world. The Company is focused on continuing to identify high-grade mineralization with additional exploration planned in 2012. Using four drill rigs the Company expects to complete between 15,000 meters to 18,000 meters of drilling. NovaCopper has formed an alliance with NANA, an Alaskan Native Corporation and both companies are committed to developing the Ambler mining district in cooperation with the local communities. Our vision is to develop the Ambler mining district into a premier North American copper producer.

NovaCopper Contact:
Rick Van Nieuwenhuyse
President & Chief Executive Officer

Elaine Sanders
Vice President and Chief Financial Officer

604-638-8088 or 1-855-638-8088

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Cautionary Note Regarding Forward-Looking Statements

This press release includes certain "forward-looking information” and "forward-looking statements” (collectively "forward-looking statements”) within the meaning of applicable Canadian and United States securities legislation including the United States Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact, included herein, without limitation, statements relating the future operating or financial performance of NovaCopper, are forward-looking statements. Forward-looking statements are frequently, but not always, identified by words such as "expects”, "anticipates”, "believes”, "intends”, "estimates”, "potential”, "possible”, and similar expressions, or statements that events, conditions, or results "will”, "may”, "could”, or "should” occur or be achieved. These forward-looking statements may include statements regarding perceived merit of properties; exploration results and budgets; mineral reserves and resource estimates; work programs; capital expenditures; timelines; strategic plans; completion of transactions; market prices for precious and base metals; or other statements that are not statements of fact. Forward-looking statements involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from NovaCopper's expectations include the uncertainties involving the need for additional financing to explore and develop properties and availability of financing in the debt and capital markets; uncertainties involved in the interpretation of drilling results and geological tests and the estimation of reserves and resources; the need for cooperation of government agencies and native groups in the development and operation of properties; the need to obtain permits and governmental approvals; risks of construction and mining projects such as accidents, equipment breakdowns, bad weather, non-compliance with environmental and permit requirements, unanticipated variation in geological structures, ore grades or recovery rates; unexpected cost increases, which could include significant increases in estimated capital and operating costs; fluctuations in metal prices and currency exchange rates; and other risk and uncertainties disclosed in NovaGold Resources Inc.’s Management Proxy Circular dated February 27, 2012 for the special meeting of securityholders held to consider the spin-out filed with the Canadian securities regulatory authorities, and NovaCopper's registration statement on Form 40-F filed with the United States Securities and Exchange Commission and in other NovaCopper reports and documents filed with applicable securities regulatory authorities from time to time. NovaCopper's forward-looking statements reflect the beliefs, opinions and projections on the date the statements are made. NovaCopper assumes no obligation to update the forward-looking statements of beliefs, opinions, projections, or other factors, should they change, except as required by law.

Cautionary Note Regarding Reserve and Resource Estimates

This press release has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of U.S. securities laws. Unless otherwise indicated, all resource and reserve estimates included in this press release have been prepared in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy, and Petroleum Definition Standards on Mineral Resources and Mineral Reserves. NI 43-101 is a rule developed by the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Canadian standards, including NI 43-101, differ significantly from the requirements of the United States Securities and Exchange Commission (“SEC”), and resource and reserve information contained herein may not be comparable to similar information disclosed by U.S. companies. In particular, and without limiting the generality of the foregoing, the term “resource” does not equate to the term “reserves”. Under U.S. standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. The SEC’s disclosure standards normally do not permit the inclusion of information concerning “measured mineral resources”, “indicated mineral resources” or “inferred mineral resources” or other descriptions of the amount of mineralization in mineral deposits that do not constitute “reserves” by U.S. standards in documents filed with the SEC. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. U.S. investors should also understand that “inferred mineral resources” have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an “inferred mineral resource” will ever be upgraded to a higher category. Under Canadian rules, estimated “inferred mineral resources” may not form the basis of feasibility or pre-feasibility studies except in rare cases. Investors are cautioned not to assume that all or any part of an “inferred mineral resource” exists or is economically or legally mineable. Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in-place tonnage and grade without reference to unit measures. The requirements of NI 43-101 for identification of “reserves” are also not the same as those of the SEC, and reserves reported by the Company in compliance with NI 43-101 may not qualify as “reserves” under SEC standards. Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with U.S. standards.

Figures 1-4 on following pages.

Figure 1. Ambler Mining District Location Map

Figure 2. Ambler Mining District Exploration

Figure 3. Bornite Deposit – Showing Drilling on Ruby Creek and South Reef Zones

Figure 4. Bornite Deposit – Showing Drilling on Ruby Creek and South Reef Zones